UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

PC Mall, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

69323 K 100
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69323 K 100

1	NAME OF REPORTING PERSON JONATHAN L. KIMERLING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,300
	8	SHARED VOTING POWER 789,508*
	9	SOLE DISPOSITIVE POWER 66,300
	10	SHARED DISPOSITIVE POWER 789,508*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 855,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

* Includes 15,000 Shares held in trust on behalf of Mr. Kimerling’s children that he may be deemed to beneficially own.

CUSIP NO. 69323 K 100

1	NAME OF REPORTING PERSON FOUR LEAF MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 774,508
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 774,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 69323 K 100

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 774,508 Shares owned directly by Four Leaf LLC is approximately $2,037,640, including brokerage commissions.  Such Shares were acquired with working capital and funds of affiliated entities of Four Leaf LLC that contributed Shares to Four Leaf LLC.

The aggregate purchase price of the 66,300 Shares owned directly by Jonathan L. Kimerling is approximately $390,863, including brokerage commissions.  Such Shares were acquired with Mr. Kimerling’s personal funds.

The aggregate purchase price of the 15,000 Shares held in trust on behalf of Jonathan L. Kimerling’s children is approximately $72,405, including brokerage commissions.  Such Shares were acquired with personal funds.

Item 5.	Interest in Securities of the Issuer.

Items 5(a-c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 11,537,367 Shares outstanding, which is the total number of Shares outstanding as of June 10, 2013 as reported in the Issuer’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on June 25, 2013.

As of the close of business on July 1, 2013, Four Leaf LLC owned directly 774,508 Shares, constituting approximately 6.7% of the Shares outstanding.  By virtue of his relationship with Four Leaf LLC discussed in further detail in Item 2, Jonathan L. Kimerling may be deemed to beneficially own the Shares owned by Four Leaf LLC.

As of the close of business on July 1, 2013, Jonathan L. Kimerling owned directly 67,300 Shares, constituting less than 1% of the Shares outstanding.

Jonathan L. Kimerling may also be deemed to beneficially own 15,000 Shares held in trust on behalf of his children, constituting less than 1% of the Shares outstanding.

(b)           Four Leaf LLC may be deemed to share with Jonathan L. Kimerling the power to vote and dispose of the Shares directly owned by Four Leaf LLC.

Jonathan L. Kimerling may be deemed to share the power to vote and dispose of the Shares held in trust on behalf of his children.

CUSIP NO. 69323 K 100

Jonathan L. Kimerling has the sole power to vote and dispose of the Shares directly owned by him.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise specified.

CUSIP NO. 69323 K 100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2013	FOUR LEAF MANAGEMENT, LLC

	By:	/s/ Jonathan L. Kimerling
		Name:	Jonathan L. Kimerling
		Title:	Manager

/s/ Jonathan L. Kimerling
JONATHAN L. KIMERLING

CUSIP NO. 69323 K 100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock (Sold)	Sale Price Per Share ($)	Date of Sale

FOUR LEAF MANAGEMENT LLC

(4,190)	8.96	06/17/13
(10,000)	9.00	06/18/13
(8,810)	9.00	06/18/13
(3,737)	9.01	06/19/13
(6,263)	9.00	06/20/13
(5,000)	9.85	06/24/13
(5,000)	9.80	06/24/13
(5,000)	9.75	06/24/13
(492)	10.00	06/25/13
(5,000)	9.95	06/25/13
(5,000)	9.84	06/25/13